Exhibit 99.1

Lytus Announces the Closing of Initial Public Offering

Mumbai, India, June 17, 2022 — Lytus Technologies Holdings PTV. Ltd. (NASDAQ: LYT) (the “Company”), a platform technology services company with nearly 8 million users and with operations in the USA and India, today announced the closing of its initial public offering of 2,609,474 common shares at a public offering price of $4.75 per share, for gross proceeds of $12,395,000, before deducting underwriting discounts, commissions and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 391,421 common shares at the initial public offering price, less the underwriters’ discount, which option was exercised in full following the closing of the Company’s initial public offering, and is expected to close on June 22, 2022.

Spartan Capital Securities, LLC and Pacific Century Securities, LLC are acting as joint book-runners for the offering.

The Company intends to use the net proceeds from the offering primarily for working capital and general corporate purposes, including acquiring additional assets and developing its telemedicine service.

The common shares described above were offered by the Company by means of a prospectus forming part of and pursuant to a registration statement on Form F-1 (File No. 333-254943) previously filed with, and subsequently declared effective on June 14, 2022 by, the Securities and Exchange Commission (the “SEC”). Copies of the final prospectus relating to the offering, dated June 14, 2022, may be obtained from Spartan Capital Securities, LLC, 45 Broadway, 19th Floor, New York, NY 10006, by telephone at (212) 293-0123, or by email at investmentbanking@spartancapital.com. Electronic copies of the final prospectus are also be available on the SEC’s website at http://www.sec.gov.

Pryor Cashman LLP acted as legal counsel to the Company, Sichenzia Ross Ference LLP acted as legal counsel to the underwriters, Pandya Juris LLP acted as legal counsel to the Company regarding matters of India law and Mc W. Todman & Co. acted as legal counsel to the Company regarding matters of British Virgin Islands law.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Media Contact:

Rajeev Kheror

Lytus Technologies Holdings PTV. Ltd.
rajeev@lytuscorp.com

For more information visit: https://lytuscorp.com/.

FORWARD-LOOKING STATEMENTS:

This press release contains statements that constitute "forward-looking statements," including with respect to the initial public offering. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's registration statement and preliminary prospectus for the initial public offering filed with the SEC. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.